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SEC 07004195 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCF Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Park Avenue
(No. and Street)

New York | New York | ~~10003~~ 10016
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

212-334-3161 Joseph DePietto 516-326-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph P DePietto, CPA, PC, DePietto, Blum & Co
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue, Lake Success, NY 11042
(Address) (City) (State) (Zip Code)

SEC MAIL RECEIVED FEB 28 2007 WASH. D.C. 202

PROCESSED MAR 23 2007 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roderick F Mulcahy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCF Capital Partners LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

02/23/07


KIMBERLY J MOHAMMED
Notary Public - State of New York
NO. 01M06155768
Qualified in Queens County
My Commission Expires 11/20/2010

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RCF CAPITAL PARTNERS LLC

Financial Statements

December 31, 2006

RCF CAPITAL PARTNERS LLC

Table of Contents

December 31, 2006

Exhibit		**Pages**
	INDEPENDENT AUDITOR'S REPORT	**1**
A	Statement of Financial Condition – December 31, 2006	**2**
B	Statement of Income - For the Period Ended December 31, 2006	**3**
C	Statement of Changes in Equity – For the Period Ended, December 31, 2006	**4**
D	Statement of Cash Flows – For the Period Ended December 31, 2006	**5**
	Notes to Financial Statements	**6-8**
	SUPPLEMENTAL INFORMATION	
	Computation of Net Capital Under SEC Rule 15c3-1	**9**
	Independent Auditors' Report on Internal Accounting Control Required by Sec Rule 17a-5	**10-11**

Joseph P. DePietto, CPA's, PC
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042
(516) 326-9200 - office, (516) 326-1100 - fax

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
RCF Capital Partners LLC
67 Wall Street, 22nd floor
New York, NY 10005

We have audited the accompanying statement of financial condition of RCF Capital Partners, LLC as of December 31, 2006 and the related statements of income, changes in equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RCF Capital Partners, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph P. DePietto, CPA

February 22, 2007

RCF CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Current Assets		
Cash	$ 9,048	
Prepaid fees	1,310	
Total Current Assets		10,358
Property, Plant & Equipment (net of accumulated (depreciation of $22,362)		-
TOTAL ASSETS		**$ 10,358**

LIABILITIES AND EQUITY

Current Liabilities		
Accrued expenses	$ 2,300	
Total Current Liabilities		$ 2,300
Capital		
Partners Capital	8,058	
Total Capital		8,058
TOTAL LIABILITIES AND EQUITY		**$ 10,358**

See Accountants' Audit Report and Notes to Financial Statements.

RCF CAPITAL PARTNERS, LLC

STATEMENT OF INCOME

For the Period Ended December 31, 2006

Revenues:		
Consulting income		$ 52,870
Other income		911
Miscellaneous income		348
Total Revenues		54,129
Expenses:		
Accounting	$ 7,675	
Bank charges	223	
Commissions - partners	3,000	
Computer expense	250	
Consulting expense	13,000	
Dues & subscriptions	2,826	
Filing fees	1,282	
Insurance	514	
Legal	750	
Moving expense	3,250	
Office supplies	527	
Rent	12,245	
Telephone	1,427	
Travel & entertainment	6,645	
Total expenses		53,614
Net Income		**$ 515**

See Accountants' Audit Report and Notes to Financial Statements.

RCF CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN EQUITY (DEFICIT)

For the Period Ended December 31, 2006

	Partners' Capital
Balances - Beginning of year	$ 10,443
Prior period adjustment	(2,900)
Net Income	515
Balances - at December 31, 2006	**$ 8,058**

See Accountants' Audit Report and Notes to Financial Statements.

RCF CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS

For the Period Ended December 31, 2006

Cash Flows from Operating Activities:		
Net Income		$ 515
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation		-
Increase in prepaid fees		(1,310)
Increase in accounts payable		2,300
Prior period adjustment		(2,900)
Net Cash Provided by Operating Activities		(1,395)
Cash Flows from Financing Activities:		
Partnership's capital contributed	0	
Net Cash Provided by Financing Activities		-
Net Decrease in Cash		(1,395)
Cash - Beginning of year		10,443
Cash - End of Period		**$ 9,048**

See Accountants' Audit Report and Notes to Financial Statements.

RCF CAPITAL PARTNERS, LLC
Notes to Financial Statements
December 31, 2006

NOTE 1: Nature of Business

Organization

RCF Capital Partners, LLC (The "Company") was formed in the state of Delaware as a limited liability company on December 16, 2002. RCF Capital Partners, LLC is a registered broker – dealer with the National Association of Securities Dealers (NASD) and a member of the Securities Investor Protection Corporation (SIPC) and commenced operations on December 31, 2002.

NOTE 2: Summary of Significant Accounting Policies:

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

b) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds (net of haircuts) and U.S. treasury obligations to be cash and cash equivalents.

c) Income Taxes

The company is a limited liability company and has elected to be treated as a partnership for tax purposes.

d) Property and Equipment

Furniture, fixtures and equipment are carried at cost. Depreciation is provided by using the modified accelerated cost recovery system (MACRS) over an estimated useful life of three to ten years. The method is used for book and tax purposes and does not differ materially from Generally Accepted Accounting Principle (GAAP) depreciation methods.

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

RCF CAPITAL PARTNERS, LLC
Notes to Financial Statements
December 31, 2006

NOTE 2: Summary of Significant Accounting Policies (cont.)

e) Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1 for ongoing concerns. The company's current requirement is $5,000. At December 31, 2005, the Company had a net capital of $8,058 which was $3,058 in excess of its required net capital of $5,000. The Company's net capital ratio was .29 to 1.

NOTE 4: Concentration of Funds

The company does not maintain inventory of stocks, bonds or other security positions at risk.

NOTE 5: Disclosure of Statement of Financial Condition

A statement indicating that the Statement of Financial Condition of the most recent annual audit report of the broker or dealer pursuant to sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business

NOTE 6: Sarbanes-Oxley Disclosure

Pursuant to section 201 and 202 of the Sarbanes-Oxley Act, the independent accountant has not received any fee or remuneration at anytime for the audit related services, tax services or any other incidental services during the audit period ended December 31, 2006.

The firm's policies and procedures do not allow for the independent auditor to engage in any activity or service related activity outside of the independent audit.

RCF CAPITAL PARTNERS, LLC
Notes to Financial Statements
December 31, 2006

NOTE 7: Exemption Provisions

The Company is exempt pursuant to Rule 15c3-3 and has elected the provision (k)(2)(i) - Special Account for the Exclusive Benefit of customers.

RCF CAPITAL PARTNERS, LLC

COMPUTATION OF NET CAPITAL
Under SEC Rule 15c3-1

For the Period Ended December 31, 2006

NET CAPITAL

Equity		$ 8,058
Deductions and/or charges		
Non-allowable assets:		
Property, Plant & Equipment (net)	-	
Security Deposits		
Total non-allowable assets		-
Tentative Net Capital		8,058
Haircuts		
Net Capital (15c3-1)		$ 8,058

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	$ 2,300
Total indebtedness	-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital	$ 3,058
Ratio: Aggregate indebtedness to net capital	**.29 to 1**

Explanation of the audited computation of Net Capital:
A reconciliation of the firms Net Capital and the subject audit computation determined a difference in the opening figures at 1/1/06. Its is being shown as a prior period adjustment at 12/31/06.

	1/1/2006 Opening Client TB12/31/05	12/31/2005 Per Cert Financial Report	1/1/2006 Prior Period Adjust.	12/31/2006 Original Filing X-17A-5	12/31/2006 Per Cert. Financial Report	12/31/2006 Differences in Filing vs Financial
Total Net Assets	10,443	10,443	-	10,358	10,358	-
Total Liabilities	2,900	-	2,900	2,300	2,300	-
Ownership Equity	7,543	10,443	(2,900)	8,058	8,058	-
Total Liab. & Equity	**$ 10,443**	**$ 10,443**	**-**	**$ 10,358**	**$ 10,358**	**-**

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2006

See accompanying Independent Auditors' Report.

Joseph P. DePietto, CPA's, PC
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042
(516) 326-9200 - office, (516) 326-1100 - fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Stockholders
RCF Capital Partners, LLC

New York, NY 10012

In planning and performing our audit of the financial statements of RCF Capital Partners, LLC for the period December 31, 2006 we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by RCF Capital Partners, LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable; but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

See accompanying Independent Auditors' Report.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal control structure that we considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and not corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of RCF Capital Partners, LLC for the year ended December 31, 2006 and this report does not affect our report thereon dated February 22, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers/dealers and should not be used for any other purpose.

Albertson, New York
February 22, 2007

END

See accompanying Independent Auditors' Report.